UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

G1 THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

3621LQ109

(CUSIP Number)

with a copy to:
Fredric N. Eshelman	Donald R. Reynolds, Esq.
319 North Third Street, Suite 301	Lorna A. Knick, Esq.
Wilmington, North Carolina 28401	Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
Telephone: (919) 781-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3621LQ109	Page 2 of 5

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Eshelman Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization North Carolina

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 4,216,074
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,216,074
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,216,074
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.13%(1)
14.	Type of Reporting Person OO

1

Based on 51,843,669 shares of common stock (the “Common Stock”), $0.0001 par value per share, of G1 Therapeutics, Inc., a Delaware corporation (the “Issuer”) outstanding as of October 28, 2023, as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023, as filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2023 (the “Form 10-Q”).

CUSIP No. 3621LQ109	Page 3 of 5

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Fredric N. Eshelman
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 4,766,074
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,766,074
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,766,074
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.26%(2)
14.	Type of Reporting Person IN

2	Based on 51,843,669 shares of Common Stock of the Issuer outstanding as of October 28, 2023, as set forth in the Issuer’s Form 10-Q.

CUSIP No. 3621LQ109	Page 4 of 5

This Amendment No. 1 to the Schedule 13D amends the statement on Schedule 13D filed with the SEC on February 13, 2018, by the Reporting Persons and relates to the Issuer’s Common Stock. Capitalized terms used but not defined in this Amendment No. 1 to the Schedule 13D shall have the meanings set forth in the Schedule 13D (as defined below). Except as expressly amended below, the Schedule 13D, filed with the SEC on February 13, 2018 (the “Schedule 13D”), remains in effect.

This Amendment No. 1 to the Schedule 13D is also being filed to reflect revised ownership numbers of the Reporting Persons as further described in Item 4 below.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

The Reporting Person is filing this Schedule 13D as a result of their holdings of 2,297,740 shares of the Issuer’s Common Stock due to the conversion of the Issuer’s Series B preferred stock (acquired in 2015 for approximately $10,000,000) and 841,411 shares of the Issuer’s Common Stock due to the conversion of the Issuer’s Series C preferred stock (acquired in 2016 for approximately $750,000) held by Eshelman Ventures upon closing of the Issuer’s initial public offering on May 22, 2017. Dr. Eshelman also purchased Shares of the Issuer using his personal funds, which was previously reported as being purchased by Eshelman Ventures. The aggregate purchase price of 300,000 shares of the Issuer’s Common Stock acquired in connection with the Issuer’s initial public offering was approximately $4,500,000. Also Dr. Eshelman was awarded a stock option with a right to buy up to 20,000 shares of the Issuer’s Common Stock due to his position as a director of the Issuer. Since the Issuer’s initial public offering, Dr. Eshelman has purchased 250,000 shares of the Issuer’s Common Stock with an aggregate purchase price of approximately $250,019.73.

As a result of the foregoing Eshelman Ventures beneficially owned 3,139151 Shares at the time that the Schedule 13D was filed.

The Reporting Persons are filing this Amendment No. 1 to the Schedule 13D in part as a result of the purchase by Eshelman Ventures on November 18, 2022 of 1,076,923 shares of the Issuer’s Common Stock (“November 2022 Shares”) at a price of $6.50 per share in an underwritten public offering conducted by the Issuer (the “Offering”). Eshelman Ventures purchased the November 2022 Shares using its investment capital or funds under management. Additionally, Dr. Eshelman is no longer a director of the Issuer and his previously awarded stock options have expired and he no longer has the right to buy any of the shares of the Issuer’s Common Stock thereunder.

Item 5. Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Amendment No. 1 to Schedule 13D are calculated based upon 51,843,669 Shares outstanding as of October 28, 2023 as reported in the Issuer’s Form 10-Q following the issuances described in Item 3 above.

(b) See rows (7) through (10) of the cover pages to this Amendment No. 1 to Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Reference is made to the discussion in Item 3. Except as otherwise set forth herein, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. Pursuant to the Offering, Eshelman Ventures purchased 1,076,923 Shares at a price of $6.50 per Share.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement by and among the Reporting Persons dated February 13, 2018 (incorporated by reference to Exhibit A of the Schedule 13D filed with the SEC on February 13, 2018).

CUSIP No. 3621LQ109	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2024

ESHELMAN VENTURES, LLC

By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman